

March 4, 2025

Mark Hoplamazian
President and Chief Executive Officer
Hyatt Hotels Corporation
150 North Riverside Plaza, 8th Floor
Chicago, Illinois 60606

> **Re: Hyatt Hotels Corporation**
> **Playa Hotels & Resorts N.V.**
> **Schedule TO-T filed February 24, 2025 by Hyatt Hotels Corporation**
> **File No. 005-89908**

Dear Mark Hoplamazian:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Schedule TO-T filed February 24, 2025; Offer to Purchase

General

1. Please provide us with a legal analysis explaining why Rule 13e-3 is inapplicable to the transaction. In your response, please address why Parent should not be considered an "affiliate," as defined in Rule 13e-3(a)(1), given that, among other matters: Parent beneficially owns 9.4% of Playa's outstanding shares; provisions in Parent's franchise agreements with Playa give Parent the right to terminate such agreements if certain persons obtain and retain more than a specified percentage of Playa's ordinary shares; and approximately half of Playa's owned resorts appear to be under Parent brands. Refer to the definition of "control" in Rule 12b-2, which include "the possession ... of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of securities, by contract or otherwise."

2. We note that you have checked the box on the cover page of the Schedule TO indicating that the filing also reflects an amendment to Schedule 13D under Rule 13d-

2. Accordingly, the information called for by the fourteen disclosure items on the cover page of Schedule 13D must be provided on the cover page of the combined filing with respect to each filing person. To the extent applicable, please provide such disclosure in future filings. Refer to General Instruction G of Schedule TO.

Withdrawal Rights, page 23

3.   Refer to your disclosure on page 24 that "[a]ll questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Buyer, in its sole discretion, whose determination will be final and binding." Please revise to remove the implication that security holders may not challenge such determinations in a court of competent jurisdiction.

Source and Amount of Funds, page 36

4.   We note that the Bridge Facility and the Term facility may bear interest at "ABR plus a range of 0.000% to 0.425% per annum." Revise to disclose the alternate base rate for each of the Bridge Facility and the Term Facility. In addition, revise to disclose plans for repayment of both facilities. Refer to Item 1007(d) of Regulation M-A.

5.   Disclosure indicates that "other terms and provisions that have been agreed with the Commitment Parties [regarding the Bridge Facility and the Term Facility] are set forth on the term sheets and in the forms of agreement attached as exhibits to the Debt Commitment Letter." However, such exhibits have been omitted from the Debt Commitment Letter filed as exhibit (b). Please revise or advise.

The Transaction Agreements, page 50

6.   We note your disclosure on page 69 that "[t]he failure by Parent or Buyer at any time to exercise any of the foregoing rights is not to be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time." If an event triggers a listed offer condition, and you determine to proceed with the offer anyway, you have waived the offer condition. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, you should inform security holders how you intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding supplementally.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions